Exhibit 99.12
CONSENT OF EDNIE RAFAEL MOREIRA DE CARVALHO FERNANDES
The undersigned hereby consents to the use of the report listed below, and the information derived therefrom, as well as to the reference to his name, in each case where used or incorporated by reference in Registration Statement No. 333-274097 on Form F-10 and in the Annual Report on Form 40-F of Ero Copper Corp., including in the Annual Information Form filed as an exhibit thereto, being filed with the United States Securities and Exchange Commission, and any amendments thereto.
1.    Technical Report on the Caraíba Operations (formerly known as the MCSA Mining Complex) entitled “2022 Mineral Resources and Mineral Reserves of the Caraíba Operations, Curaçá Valley, Bahia, Brazil”, dated December 22, 2022 with an effective date of September 30, 2022.
Yours truly,

/s/ Ednie Rafael Moreira de Carvalho
Ednie Rafael Moreira de Carvalho
Fernandes, MAIG (#7974)
GE21 Consultoria Mineral Ltda.

Dated: March 7, 2024